Income Statement (Profit and Loss)

WorkBistro, Inc.
For the year ended December 31, 2022

	2022
Income	
Sales	109,389.91
Uncategorized Income	20,000.00
Total Income	**129,389.91**
Cost of Goods Sold	
Cost of Goods Sold	25,980.78
Purchase Discount	16.53
Subcontractors	1,920.14
Total Cost of Goods Sold	**27,917.45**
Gross Profit	**101,472.46**
Operating Expenses	
Advertising	28,693.84
Bank Service Charges	1,974.00
Business License & Fees	2,259.44
Dues & Subscriptions	7,216.55
Insurance	3,699.34
Meals & Entertainment	1,849.12
Mileage Reimbursement	20.00
Other Expense	2,420.00
Professional Fees	4,770.83
Real Estate Rents	80,387.49
Reimbursable Expense	197.20
Technology Fees	6,139.32
Total Operating Expenses	**139,627.13**
Operating Income	**(38,154.67)**
Other Income / (Expense)	
Vendor Refunds	(298.37)
Total Other Income / (Expense)	**(298.37)**
Net Income	**(38,453.04)**

Balance Sheet

WorkBistro, Inc.
As of December 31, 2022

	DEC 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
WorkBistro, Inc.#001	22,845.93
Total Cash and Cash Equivalents	**22,845.93**
Vendor Deposits	1,003.00
Total Current Assets	**23,848.93**
Fixed Assets	
Computer & Office Equipment	44,327.24
Total Fixed Assets	**44,327.24**
Total Assets	**68,176.17**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Business Platinum Card	11,202.36
Total Current Liabilities	**11,202.36**
Total Liabilities	**11,202.36**
Equity	
Current Year Earnings	(38,453.04)
Owner's Capital: Owner's Investment	141,200.00
Retained Earnings	(45,773.15)
Total Equity	**56,973.81**
Total Liabilities and Equity	**68,176.17**

Cash Summary

WorkBistro, Inc.
For the year ended December 31, 2022

	2022	YEARLY AVERAGE (YTD)	VARIANCE	
Income				
Sales	109,389.91	3,369.68	3,146.30%	↑
Uncategorized Income	20,000.00	-	-	▬
Vendor Refunds	(298.37)	-	-	▬
Total Income	**129,091.54**	**3,369.68**	**3,730.97%**	
Less Expenses				
Advertising	28,693.84	10,189.40	181.60%	↑
Bank Service Charges	1,974.00	365.33	440.33%	↑
Business License & Fees	2,259.44	1,251.71	80.51%	↑
Cost of Goods Sold	25,980.78	3,425.05	658.55%	↑
Dues & Subscriptions	7,216.55	20,203.00	-64.28%	↓
Insurance	3,699.34	2,894.48	27.81%	↑
Meals & Entertainment	1,849.12	60.00	2,981.87%	↑
Mileage Reimbursement	20.00	-	-	▬
Other Expense	2,420.00	2,115.15	14.41%	↑
Professional Fees	4,770.83	2,747.18	73.66%	↑
Purchase Discount	16.53	-	-	▬
Real Estate Rents	80,387.49	-	-	▬
Reimbursable Expense	197.20	693.04	-71.55%	↓
Subcontractors	1,920.14	4,672.35	-58.90%	↓
Technology Fees	6,139.32	526.14	1,066.86%	↑
Total Expenses	**167,544.58**	**49,142.83**	**240.93%**	
Surplus (Deficit)	**(38,453.04)**	**(45,773.15)**	**15.99%**	
Plus Other Cash Activity				
Fixed Assets	(21,477.03)	(22,850.21)	6.01%	↑
Business Platinum Card	4,354.73	6,847.63	-36.41%	↓

	2022	YEARLY AVERAGE (YTD)	VARIANCE	
Vendor Deposits	(1,003.00)	-	-	━
Total Other Cash Activity	**(18,125.30)**	**(16,002.58)**	**-13.26%**	

Plus Changes in Equity

Owner's Capital: Owner's Investment	75,000.00	66,200.00	13.29%	↑
Total Changes in Equity	**75,000.00**	**66,200.00**	**13.29%**	

Net Cash Flows

Net Cash Flows	**18,421.66**	**4,424.27**	**316.38%**

Summary

Opening Balance	4,424.27	-	-	
Plus Net Cash Flows	18,421.66	4,424.27	316.38%	↑
Closing Balance	22,845.93	4,424.27	416.38%	
Net change in cash for period	**18,421.66**	**4,424.27**	**316.38%**	